EXHIBIT 4.18

Supplementary Agreement Regarding the Investment &

Cooperation Agreement

Party A:	Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings (Group) Co., Ltd.

Administrative Committee of Nanjing Xuzhuang Software Industry Base

Party B:	Jiangsu Vimicro Electronics Corporation

This Supplementary Agreement shall be the supplementary agreement of the Investment & Cooperation Agreement (hereinafter referred to as “the Original Agreement”) which was entered into by and between Party A and Party B on December 26, 2007.

1. The land area of the project in the Original Agreement has been changed. The actual construction area transferred to Party B has been changed from one hundred and twenty (120) mu to one hundred and two point thirty four (102.34) mu (the actual transfer area measured by the land authorities is sixty eight thousand two hundred and twenty four point three (68,224.3) square meters), and the scope of the land transferred has been clarified by the parties (see the picture attached).

2. The term and manner of payment

(a) Due to the change of the land area, the agreed total amount in Article 4 of the Original Agreement has changed from RMB thirty nine million six hundred thousand Yuan (39,600,000.00 Yuan) to RMB thirty three million seven hundred and seventy two thousand two hundred Yuan (33,772,200.00 Yuan); the total changed amount of land transfer fees specified in Article 5.2 and 5.3 of the Original Agreement is RMB ten million one hundred and sixty one thousand six hundred Yuan (10,161,600.00 Yuan); the amount of land transfer fees in Article 5.4 has been changed from RMB ten million eight hundred thousand Yuan (10,800,000.00 Yuan) to RMB nine million two hundred and ten thousand six hundred Yuan (9,210,600.00 Yuan).

(b) Party A acknowledges that Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings (Group) Co., Ltd. has paid the total land transfer fees to Nanjing Land Resources Bureau according to the agreed provisions in Transfer Contract of State-owned Land Usufruct (Contract No. Ning Guo Tu Zi Rang He [2006] 300), and Party B doesn’t need to pay any other land transfer fees to Nanjing Land Resources Bureau. Notwithstanding aforesaid, any and all duties and fees arising out of or in connection with the process of Party B’s application for the land usufruct of the project shall be borne respectively by the parties according to related regulations and rules.

(c) Party A and Party B acknowledge that Party B has paid part of the land transfer fees to Party A in accordance with provisions in the Original Agreement with an amount of RMB fourteen million four hundred thousand Yuan (14,400,000.00 Yuan); the agreed payment date of land transfer fees in Article 5.2 and 5.3 under the Original Agreement has been changed to thirty (30) working days after the execution of Supplementary Agreement to Land Transfer Contract of State-owned Land Use among three parties of Nanjing Xuanwu District Management and Investment of State-Owned Assets Holdings (Group) Co., Ltd., Party B and Nanjing Land Resources Bureau; the land transfer fees deduction period specified in Article 5.4 under the Original Agreement has been changed to 2012-2018.

(d) Within five (5) working days upon Party B’s payment of the phase II land transfer fees with an amount of RMB ten million one hundred and sixty one thousand six hundred Yuan (10,161,600.00 Yuan) according to the supplementary agreement, Party A shall facilitate Party B’s application of State-owned Land Usufruct Certificate for project land use.

3. Upon the signing of this supplementary agreement and before July 30, 2009, Party A shall make sure that Party A, Party B and Nanjing Land Resource Bureau sign the Supplemental Agreement of Land Transfer Contract attached in this supplementary agreement on the matters of the changing of the transferee of the land, the starting and completion dates of the project and so on.

4. Party A and Party B acknowledge that the commencement date of the project has been modified to any date before December 31, 2009 and the completion date has been adjusted to any date before December 31, 2011.

5. The arbitration centre shall be changed from “Nanjing Municipal Arbitration Commission” in the Original Agreement to “Nanjing Arbitration Commission”.

6. As supplement to the Original Agreement, this Supplementary Agreement shall have the same legal effect as the Original Agreement. Where this Supplementary Agreement and the Original Agreement are in conflict, this Supplementary Agreement shall prevail; for things not included herein, the Original Agreement shall govern.

7. As to the things not covered herein, the parties may sign written supplementary agreements.

8. This Supplementary Agreement is in six (6) copies, Party A and Party B each hold three (3) copies.

Party A (stamp): (Stamp) (Stamp)	Party B (stamp) (Stamp)

Date: June 18, 2009